May 4, 2009
VIA EDGAR
Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Mail Stop 3561
Washington, D.C. 20549

RE:	Unifi, Inc. Form 10-K for Fiscal Year Ended June 29, 2008 Filed September 12, 2008 Form 10-Q for the Quarterly Period Ended December 28, 2008 Filed February 6, 2009 File No. 1-10542
Dear Mr. Owings:
Reference is made to the Staff of the Division of Corporate Finance’s letter to Mr. William L. Jasper, President and Chief Executive Officer of Unifi, Inc. (the “Company”), dated April 3, 2009 (the “Comment Letter”). Set forth below is our response to the Staff’s comments included in the Comment Letter regarding the Annual Report on Form 10-K for the fiscal year ended July 29, 2008 (the “Form 10-K”) of the Company filed with the Securities and Exchange Commission (the “SEC”) on September 12, 2008 and the Quarterly Report on Form 10-Q for the quarterly period ended December 28, 2008 (the “Form 10-Q”) of the Company filed with the SEC on February 6, 2009.
For your convenience, we have repeated your comments exactly (in bold type) as set forth in the Comment Letter and underlined any new disclosures.
FORM 10-K FOR FISCAL YEAR ENDED JUNE 29, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29
Review of Fiscal Year 2008 Results of Operations (52 Weeks) Compared to Fiscal Year 2007 (52 Weeks), page 36
1.
Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you disclose on page 40 that fixed and variable manufacturing costs of your polyester and nylon operations decreased as a percentage of sales during fiscal year 2008. Please explain in reasonable detail the reasons why these costs decreased as a percentage of sales and consider specifying the costs involved and quantifying the extent to which the changes are attributable to the various contributing factors. See SEC Release No. 33-8350.
Response:
     In future filings, we will include additional discussion, when appropriate, in our MD&A regarding the causes of changes in our operating results. In response to the Staff’s comment concerning the disclosure related to fixed and variable manufacturing costs of our polyester and nylon operations decreasing as a percentage of sales during fiscal year 2008, we propose to modify our disclosures in future filings as follows:
Form 10-K, page 37:
     “Gross profit from continuing operations increased $12.2 million to $50.6 million for fiscal year 2008. This increase was primarily attributable to higher sales volume in the nylon segment, higher conversion margins for the polyester segment, and decreases in the per unit manufacturing costs for both the polyester and nylon segments. Higher sales volumes in the nylon segment were driven by consumer preferences and fashion trends for sheer hosiery and shape-wear products. Direct manufacturing costs related to the domestic operations decreased $3.0 million in wages and fringes, $7.0 million in utility expenses, and $4.3 million in depreciation expenses which were driven primarily by the execution of consolidation synergies and by management’s continued focus on operational cost improvements in the remaining operating facilities. Indirect manufacturing costs related to the domestic operations decreased $1.5 million in fiscal year 2008 as compared to the prior year due to workforce reductions, lower depreciation expense and equipment maintenance costs, partially offset by decreased production credits as a result of lower production volumes. For further detailed discussion of the polyester and nylon segments, see “Polyester Operations” and “Nylon Operations” sections below.”
Form 10-K, page 40, the first full paragraph which begins “Gross profit on sales for the polyester operations...” shall be amended and replaced with the following two paragraphs:
     “Per unit conversion margins for the polyester segment improved 1.5% in fiscal year 2008, as compared to fiscal year 2007 primarily due to the impact of the change in currency exchange rate on the translation of the Company’s Brazilian operations. Domestic polyester per unit conversion margins were flat year over year, despite improvements in sales mix resulting from the shutdown of the Kinston facility, as increases in average sales prices were offset by increases in average raw material costs. In fiscal year 2008, the Company’s business was negatively impacted by rising raw materials and other petrochemical driven costs. The impact of the surge in crude oil prices since the beginning of fiscal year 2008 created a spike in polyester and nylon raw material prices. Polyester polymer costs during June 2008 were 17% higher as compared to the same period last year.
     Although consolidated polyester fiber costs increased as a percent of net sales to 56.4% in fiscal year 2008 from 53.1% in fiscal year 2007, fixed and variable manufacturing costs decreased as a percentage of consolidated polyester net sales to 35.2% in fiscal year 2008 from 39.4% in fiscal year 2007. Domestically, fixed and variable manufacturing expenses decreased 4.4% as a percentage of sales. Variable manufacturing expenses decreased in fiscal year 2008 as a result of lower utility costs, wage and fringe expenses, and other various expenses primarily due to the closure of the Kinston, North Carolina facility and the consolidation of the Dillon, South Carolina facility into other manufacturing operations. Fixed manufacturing expenses for the domestic polyester operations decreased in fiscal year 2008 primarily as a result of lower depreciation expense and the above mentioned plant closure and consolidation. As a result of the lower expenses described herein, gross profit on sales for the polyester operations increased $5.6 million, or 18.0%, over fiscal year 2007, and gross margin (gross profit as a percentage of net sales) increased to 6.9% in fiscal year 2008 from 5.8% in fiscal year 2007.”
Form 10-K, page 40:
     “Gross profit for the nylon segment increased $6.6 million, or 87.3% in fiscal year 2008 and gross margin (gross profit as a percentage of net sales) increased to 7.8% in fiscal year 2008 from 4.7% in fiscal year 2007. This was primarily attributable to improved sales volume and a decrease in per unit converting costs. Fiber costs increased as a percent of net sales to 62.2% in fiscal year 2008 from 60.3% in fiscal year 2007. Fixed and variable manufacturing costs decreased as a percentage of sales to 28.6% in fiscal year 2008 from 33.0% in fiscal year 2007. As discussed in the Polyester section above, the increases in crude oil prices during fiscal year 2008 have driven higher nylon raw material prices. Nylon polymer costs during June 2008 were 12% higher as compared to the same period last year. As a percentage of sales, fixed and variable manufacturing expenses decreased 3.5% in the Company’s domestic nylon operations due to improved plant operating efficiencies reflective of higher volumes. Fixed manufacturing expenses decreased due to lower depreciation expense.”
Critical Accounting Policies, page 55
2.
Please note that the critical accounting policy section is intended to highlight those areas that require significant estimates and management judgment as well as those areas that involve a choice of accounting policy where different policies could produce materially different results. In future filings, please revise the discussion of your critical accounting policies to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the disclosure of significant accounting policies in the financial statement footnotes. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. For example, please expand your inventory reserve disclosures to more specifically discuss the significant estimates involved in your inventory accounting and supplement your discussion by providing quantitative analysis. Please consider disclosing further information about how you determine your markdown percentages and estimated selling prices. Please refer to SEC Release No. 33-8350.

Response:
In future filings, we will revise our Critical Accounting Policies section to focus on the assumptions and uncertainties that underlie our critical accounting estimates. We will, where material, revise our Critical Accounting Policies section to quantify and provide an analysis of the impact of critical accounting estimates on our financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. If material and reasonably available, we will also include qualitative and quantitative information regarding the sensitivity of reported results to changes in our assumptions, judgments, and estimates for outcomes that are reasonably likely to occur and would have a material effect.
With regard to the valuation allowance for deferred tax assets disclosure as a critical accounting policy in the Company’s Form 10-K for the fiscal year ended June 29, 2008, the Company now believes it is not likely that reasonable changes in estimates of future taxable income would result in changes to the Company’s expectations regarding the realization of its deferred tax assets due to the losses incurred since June 2008. Accordingly, the Company has determined that its valuation allowance for deferred tax assets will likely not be disclosed in future filings as a critical accounting policy. The Company will continue to review its critical accounting policies on an annual basis.
In future filings we will revise our Critical Accounting Policies disclosure as follows (using fiscal 2008 as an example).
Form 10-K, page 55:
“Critical Accounting Policies
     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The SEC has defined a company’s most critical accounting policies as those involving accounting estimates that require management to make assumptions about matters that are highly uncertain at the time and where different reasonable estimates or changes in the accounting estimate from quarter to quarter could materially impact the presentation of the financial statements. The following discussion provides further information about accounting policies critical to the Company and should be read in conjunction with “Footnote 1-Significant Accounting Policies and Financial Statement Information” of its audited historical consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

     Allowance for Doubtful Accounts. An allowance for losses is provided for known and potential losses arising from yarn quality claims and for amounts owed by customers. Reserves for yarn quality claims are based on historical claim experience and known pending claims. The collectability of accounts receivable is based on a combination of factors including the aging of accounts receivable, historical write-off experience, present economic conditions such as customer bankruptcy filings within the industry and the financial health of specific customers and market sectors. Since losses depend to a large degree on future economic conditions, and the health of the textile industry, a significant level of judgment is required to arrive at the allowance for doubtful accounts. Accounts are written off when they are no longer deemed to be collectible. The reserve for bad debts is established based on certain percentages applied to accounts receivable aged for certain periods of time and are supplemented by specific reserves for certain customer accounts where collection is no longer certain. The Company’s exposure to losses as of June 29, 2008 on accounts receivable was $104.7 million against which an allowance for losses of $4.0 million was provided. The Company’s exposure to losses as of June 24, 2007 on accounts receivable was $99.9 million against which an allowance for losses of $6.7 million was provided. Establishing reserves for yarn claims and bad debts requires management judgment and estimates, which may impact the ending accounts receivable valuation, gross margins (for yarn claims) and the provision for bad debts. The Company does not believe there is a reasonable likelihood that there will be a material change in the estimates and assumptions it uses to assess allowance for losses. Certain unforeseen events, which the Company considers to be remote, such as a customer bankruptcy filing, could have a material impact on the Company’s results of operations. The Company has not made any material changes to the methodology used in establishing its accounts receivable loss reserves during the past three fiscal years. A plus or minus 10% change in our aged accounts receivable reserve percentages would not be material to the Company’s financial statements for the past three years.
     Inventory Reserves. Inventory reserves are established based on percentage markdowns applied to inventories aged for certain time periods. Specific reserves are established based on a determination of the obsolescence of the inventory and whether the inventory value exceeds amounts to be recovered through expected sales prices, less selling costs. Estimating sales prices, establishing markdown percentages and evaluating the condition of the inventories require judgments and estimates, which may impact the ending inventory valuation and gross margins. The Company uses current and historical knowledge to record reasonable estimates of its markdown percentages and expected sales prices. The Company believes it is unlikely that differences in actual demand or selling prices from those projected by management would have a material impact on the Company’s financial condition or results of operations. The Company has not made any material changes to the methodology used in establishing its inventory loss reserves during the past three fiscal years. A plus or minus 10% change in our aged inventory markdown percentages would not be material to the Company’s financial statements for the past three years.
     Effective June 25, 2007, the Company changed its method of accounting for those inventories on the last-in, first-out (“LIFO”) method to the first-in, first-out (“FIFO”) method.

See “Footnote 1-Significant Accounting Policies and Financial Statement Information” included in “Item 8. Financial Statements and Supplementary Data”.
     Impairment of Long-Lived Assets. In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, (“SFAS No. 144”), long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For assets held and used, an impairment may occur if projected undiscounted cash flows are not adequate to cover the carrying value of the assets. In such cases, additional analysis is conducted to determine the amount of loss to be recognized. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value measured by future discounted cash flows. The analysis requires estimates of the amount and timing of projected cash flows and, where applicable, judgments associated with, among other factors, the appropriate discount rate. Such estimates are critical in determining whether any impairment charge should be recorded and the amount of such charge if an impairment loss is deemed to be necessary. The Company’s judgment regarding the existence of circumstances that indicate the potential impairment of an asset’s carrying value is based on several factors including, but not limited to, a decline in operating cash flows or a decision to close a manufacturing facility. The variability of these factors depends on a number of conditions, including uncertainty about future events and general economic conditions; therefore, the Company’s accounting estimates may change from period to period. These factors could cause the Company to conclude that a potential impairment exists and the related impairment tests could result in a write down of the long-lived assets. To the extent the forecasted operating results of the long-lived assets are achieved and the Company maintains its assets in good condition, it is unlikely that future assessments of recoverability would result in impairment charges that are material to the Company’s financial condition and results of operations. The Company reviewed its long-lived assets for recoverability during the fourth quarter of fiscal year 2008 and determined that the projected undiscounted cash flows were adequate to cover the carrying value of the assets. A 10% decline in the Company’s forecasted cash flows would not have resulted in a failure of the FAS 144 undiscounted cash flow test.
     For assets held for sale, an impairment charge is recognized if the carrying value of the assets exceeds the fair value less costs to sell. Estimates are required to determine the fair value, the disposal costs and the time period to dispose of the assets. Such estimates are critical in determining whether any impairment charge should be recorded and the amount of such charge if an impairment loss is deemed to be necessary. Actual cash flows received or paid could differ from those used in estimating the impairment loss, which would impact the impairment charge ultimately recognized and the Company’s cash flows. The Company engages independent appraisers in the determination of the fair value of any significant assets held for sale. The Company’s estimates have been materially accurate in the past, and accordingly, at this time, management expects to continue to utilize the present estimation processes. In fiscal year 2007 and 2008, the Company performed impairment testing which resulted in the write down of polyester and nylon plant and machinery and equipment of $16.7 million and $2.8 million, respectively.

     Impairment of Joint Venture Investments. The Accounting Principles Board Opinion 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”) states that the inability of the equity investee to sustain sufficient earnings to justify its carrying value on an other-than-temporary basis should be assessed for impairment purposes. The Company evaluates its equity investments at least annually to determine whether there is evidence that an investment has been permanently impaired. As of June 24, 2007, the Company had completed its evaluations of its equity investees and determined that its investment in PAL was impaired. The Company recorded a non-cash impairment charge of $84.7 million in the fourth quarter of the Company’s fiscal year 2007 based on an appraised fair value of PAL, less 25% for lack of marketability and its minority ownership percentage. The Company used an income approach to estimate the fair value of its investment in PAL. This approach utilized a discounted cash flow methodology to determine the fair value. The analysis required estimates of the amount and timing of projected cash flows and judgments associated with other factors including the appropriate discount rate and the discount reflecting the lack of marketability of the Company’s minority interest in PAL. Although the fair value used in the PAL analysis represented what the Company believed to be the most probable economic outcome, it was subject to the assumptions and estimates discussed above. A one percent increase or decrease in the discount rate used in the June 2007 valuation would have resulted in changes in the fair value of the Company’s investment in PAL of ($5.2) million and $6.4 million, respectively.
     During the first quarter of fiscal year 2008, the Company determined that a review of the carrying value of its investment in USTF was necessary as a result of sales negotiations. As a result of this review, the Company determined that the carrying value exceeded its fair value. Accordingly, a non-cash impairment charge of $4.5 million was recorded in the first quarter of fiscal year 2008.
     In July 2008, the Company announced a proposed agreement to sell its 50% ownership interest in YUFI to its partner, YCFC, for $10.0 million, pending final negotiation and execution of definitive agreements and the receipt of Chinese regulatory approvals. However, there can be no assurances that this transaction will occur in this timetable or upon these terms. In connection with a review of the YUFI value during negotiations related to the sale, the Company initiated a review of the carrying value of its investment in YUFI in accordance with APB 18. As a result of this review, the Company determined that the carrying value of its investment in YUFI exceeded its fair value. Accordingly, the Company recorded a non-cash impairment charge of $6.4 million in the fourth quarter of fiscal year 2008. The Company does not anticipate that the impairment charge will result in any future cash expenditures.
     Accruals for Costs Related to Severance of Employees and Related Health Care Costs. From time to time, the Company establishes accruals associated with employee severance or other cost reduction initiatives. Such accruals require that estimates be made about the future payout of various costs, including, for example, health care claims. The Company uses historical claims data and other available information about expected future health care costs to estimate its projected liability. Such costs are subject to change due to a number of factors, including the incidence rate for health care claims, prevailing health care costs and the nature of the claims submitted, among others. Consequently, actual expenses could differ from those expected at the time the provision was estimated, which may impact the valuation of accrued liabilities and results of operations. The Company’s estimates have been materially accurate in the past; and accordingly, at this time management expects to continue to utilize the present estimation processes. A plus or minus 10% change in our estimated claims assumption would not be material to the Company’s financial statements. The Company has not made any material changes to the methodology used in establishing its severance and related health care cost accruals during the past three fiscal years.
     Management and the Company’s audit committee discussed the development, selection and disclosure of all of the critical accounting estimates described above.”
Consolidated Statements of Operations, page 61
3.
Although we note you do not present the subtotal “income from operations,” please present all items that would be included in such subtotal before nonoperating income and expenses on your statements of operations in accordance with Rule 5-03 of Regulations S-X. In this regard, “restructuring charges (recoveries)” and “write-down of long-lived assets” would be considered components of “income from operations.” Refer to paragraph 18 of SFAS 146 and paragraph 25 of SFAS 144. Also, please clearly disclose which items are considered nonoperating income and expenses.

Response:
In response to the Staff’s comments, we will revise our presentation of our Consolidated Statements of Operations to include all items which would be included in “income from operations,” before “non-operating (income) and expense” on our Consolidated Statements of Operations. Additionally the items which would be considered non-operating are “Interest income”, “Interest expense”, “Equity in (earnings) losses of unconsolidated affiliates”, “Write down of investment in unconsolidated affiliates”, and “Loss from early extinguishment of debt”.

Form 10-K, page 61:
CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Years Ended
	June 29, 2008	June 24, 2007	June 25, 2006
	(Amounts in thousands, except per share data)
Summary of Operations:
Net sales	$713,346	$690,308	$738,665
Cost of sales	662,764	651,911	692,225
Restructuring charges (recoveries)	4,027	(157)	(254)
Write down of long-lived assets	2,780	16,731	2,366
Selling, general and administrative expenses	47,572	44,886	41,534
Provision for bad debts	214	7,174	1,256
Other operating (income) expense, net	(6,427)	(2,576)	(1,466)

Non-operating (income) expense:
Interest income	(2,910)	(3,187)	(6,320)
Interest expense	26,056	25,518	19,266
Equity in (earnings) losses of unconsolidated affiliates	(1,402)	4,292	(825)
Write down of investment in unconsolidated affiliates	10,998	84,742	—
Loss from early extinguishment of debt	—	—	2,949
Loss from continuing operations before income taxes and extraordinary item	(30,326)	(139,026)	(12,066)
Provision (benefit) for income taxes	(10,949)	(21,769)	301
Loss from continuing operations	(19,377)	(117,257)	(12,367)
Income from discontinued operations, net of tax	3,226	1,465	360
Net loss	$(16,151)	$(115,792)	$(12,007)

Income (loss) per common share (basic and diluted):
Loss from continuing operations	$(.32)	$(2.09)	$(.23)
Income from discontinued operations, net of tax	.05	.03	—
Net loss per common share	$(.27)	$(2.06)	$(.23)
Notes to Consolidated Financial Statements, page 65
Note 1. Significant Accounting Policies and Financial Statement Information, page 65
Inventories, page 66
4.
You disclose that you changed your method of accounting for certain inventories from the LIFO method to the FIFO method and that you believe the change is preferable because the FIFO method is predominantly used in the industry in which you operate. Given the “unprecedented increases in the cost of raw materials” you disclose on page 3, it does not appear the change in method results in a better matching of expenses with revenues. In this regard, please explain in further detail the rationale behind your accounting change and why it is a preferable method. Please clarify if any of your peers recently switched from the

LIFO to FIFO methods and, if not, why you now believe a conforming change is preferable. Also, clarify the meaning of your disclosure that you changed the method of accounting only for “certain inventories” and tell us whether or not you currently use methods other than FIFO.

Response:
Effective June 25, 2007 (the first day of fiscal 2008), the Company changed its accounting for those inventories on the Last-In-First-Out (“LIFO”) method to the First-In-First-Out (“FIFO) method. Changing to the FIFO method allowed the Company to conform its entire inventory to a single costing method. We also believe that the FIFO method provides a more meaningful presentation of financial position because it reflects more recent costs in our balance sheet. Additional rationale for changing to FIFO for all of our inventories include: 1) fully adopting a method that is considered more preferable by the international accounting standard setters, 2) improving accountability over inventory levels in our operating groups which we expect will lead to improved cash flows, 3) conforming our GAAP-based inventory method with our tax method which was changed to FIFO in 2001, 4) streamlining our internal control processes by allowing the Company to adopt a consistent inventory reserve methodology across business units, and 5) improve comparability with other companies in the industry since the majority of them are on the FIFO method.
We note that at the time we concluded that a change to the FIFO accounting method was appropriate (i.e. June 25, 2007), inventory costs had remained relatively level over the period from 1996 to 2007. Based on this data, we concluded that it was reasonable to assume that such costs would continue to remain stable, barring extraordinary events impacting petroleum production. As you have noted, we experienced unprecedented increases in the cost of raw materials during the year ended June 28, 2008 (primarily the result of a surge in the price of petroleum-based products). We believe that this significant increase in raw material pricing was unforeseeable at the time that we made the decision to change our accounting method to FIFO and was not a basis for our decision to change from LIFO to FIFO.
As of June 24, 2007, approximately 38.6% of our inventory was on LIFO, representing the raw material cost content of certain domestic inventories, with the remainder of our inventory accounted for using the FIFO method. Those inventories on FIFO represent businesses that were more recently acquired/started after we made the election to move to LIFO in the late 1970s and converting cost content of certain domestic inventories. In addition, all of the businesses that previously used FIFO exclusively were either 1) separate legal entities in which we elected consistent treatment of inventory accounting for both tax and GAAP and/or 2) are international operations. Examples of our businesses that use the FIFO method to account for inventory are: Unifi Kinston, LLC, Unifi Do Brasil, LTDA, and Unifi Latin America, SA.
The Company has not been profitable for several years and believes that a change from LIFO to FIFO has helped its operating groups better manage their inventory levels thereby improving its financial performance. While the LIFO calculation is performed at the Corporate level, the Company’s operating groups attempt to understand and manage all aspects of inventory valuation for their groups (e.g. each group had a mix of entities using LIFO and FIFO). The actual calculation of LIFO inventory is complex and many times the end result is inconsistent with the simple assumption relating to the flow of goods. The complexity of the LIFO calculation relates to the definition of an item, establishment of indices and valuation of increments. Under LIFO, the results of changes in inventory are not intuitive and are dependant on a complex calculation. This makes it more difficult for management and shareholders to evaluate the impact of sound inventory management decisions. With the improved understanding, the operating groups are more receptive to taking accountability for the results.
Additionally, the Company’s credit facility is an asset based lending facility, which means the level of the Company’s borrowings are based on our accounts receivable and inventory balances. For inventory, we are allowed to borrow funds equal to a liquidation value, which is determined by taking a percentage of our inventory cost before any LIFO adjustment. We believe a change from LIFO to FIFO allows us to state our inventories in a way that is more useful to our lenders.
With respect to industry practice, we believe the FIFO method is by far the most widely used inventory costing method of companies in our industry. The following is a listing of the inventory method(s) used by some of our larger customers, companies within our peer group for performance comparison in our Proxy Statement and other apparel industry companies (this list was compiled in 2007 at the time the Company was evaluating the preferability of changing its inventory accounting methodology). We do not believe any of these companies have recently changed their inventory accounting method from LIFO to FIFO.

Company	Method Used

Albany International Corp	100% Average cost
Culp, Inc.	100% FIFO — change from LIFO to FIFO in 2004
Decorator Industries, Inc.	100% FIFO
Dixie Group, Inc.	100% LIFO
Gildan	100% FIFO
Guess, Inc.	100% FIFO and Weighted-average
Hallwood Group, Inc.	100% FIFO
Hampshire Group, LTD	100% FIFO
Kellwood	100% FIFO — change from LIFO to FIFO in 2001
Innovo Group, Inc.	100% FIFO
Interface, Inc.	100% FIFO
International Textile Group	17% FIFO, 83% LIFO
Jones Apparel	100% FIFO and Weighted-average
Levi Strauss & Co.	100% FIFO
Liz Claiborne	100% FIFO
Mohawk Industries, Inc.	100% FIFO — change from LIFO to FIFO in 2006
Paxar Corporation	92% FIFO, 8% LIFO
Ralph Lauren	100% FIFO
Russell	100% FIFO — change from LIFO to FIFO in 2006
VF Corporation	71% FIFO; 29% LIFO
Sara Lee Corporation	98% FIFO, 2% LIFO

In response to the Staff’s comment we will remove the reference of “certain inventories” and clarify that all of our inventories are under the FIFO method. We will revise our disclosure in future filings to read as follows:
Form 10-K, page 66:
     “Inventories. Inventories are stated at lower of cost or market. Cost is determined by the first-in, first-out (“FIFO”) method. On June 25, 2007, the Company changed its method of accounting for those inventories on the Last-In, First-Out (“LIFO”) method to the FIFO method. The Company applied this change in method of inventory costing by retrospective application to the prior years’ financial statements. The Company believes the change is preferable because the FIFO inventory method is predominantly used in the industry in which the Company operates. Therefore, the change will make the comparison of results among these companies more consistent. The Company also believes that the FIFO method provides a more meaningful presentation of financial position because it reflects more recent costs in the balance sheet. The change also conforms all of the Company’s inventories to a single costing method, FIFO.”
Other (Income) Expense, Net, page 69
5.
We note that other income includes technology fees from your China joint venture. The disclosures on pages 71, 72 and 128 indicate that you participate in other transactions with your equity method investees. Please clarify and disclose your policy for determining intercompany profit eliminations including how you present the intercompany profit eliminations on your balance sheet and statements of operations. See AIN APB 18, #1.

Response:
Our policy used in the determination of intercompany profit elimination is pursuant to APB 18 paragraph 19 a. “Intercompany profits and losses should be eliminated until realized by the investor or investee as if a corporate joint venture or investee company were consolidated”. Profits or losses from upstream sales are eliminated at our percentage ownership until realized on the Equity in (earnings) losses of unconsolidated affiliates line on the statement of operations and the Investments in unconsolidated affiliates line of our balance sheet. Profits or losses from downstream sales are eliminated at our percentage ownership until realized in the Cost of Sales line on the statement of operations and the Inventories line of our balance sheet. Other intercompany income or expense items such as the aforementioned technology fees charged to our China joint venture are matched to the offsetting expense or income at our percentage ownership on the Equity in (earnings) losses of unconsolidated affiliates line on the statement of operations.

In response to the Staff’s comments we will revise Footnote 1 — Significant Accounting Policies and Financial Statement Information as follows:
Form 10-K, page 65:
     “Principles of Consolidation. The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The accounts of all foreign subsidiaries have been included on the basis of fiscal periods ended three months or less prior to the dates of the Consolidated Balance Sheets. All significant intercompany accounts and transactions have been eliminated. Investments in 20% to 50% owned companies and partnerships where the Company is able to exercise significant influence, but not control, are accounted for by the equity method and, accordingly, consolidated income includes the Company’s share of the investees’ income or losses. Intercompany profits and losses between the Company and its unconsolidated affiliates are eliminated until realized by the Company or the investee. Profits or losses from sales by our equity investee to the Company (“upstream sales”) are eliminated at the Company’s percentage ownership until realized on the equity in (earnings) losses of unconsolidated affiliate line on the Consolidated Statements of Operations and the investments in unconsolidated affiliates line of the Consolidated Balance Sheets. Profits or losses from sales by the Company to its equity investee (“downstream sales”) are eliminated at the Company’s percentage ownership until realized in the cost of goods sold line on the Consolidated Statements of Operations and the inventories line of the Consolidated Balance Sheets. Other intercompany income or expense items are matched to the offsetting expense or income at the Company’s percentage ownership on the equity in (earnings) losses of unconsolidated affiliate line on the Consolidated Statements of Operations.”
Note 3. Long-Term Debt and Other Liabilities, page 74
6.
You disclose on page 76 that you originally recorded a 1997 sale-leaseback transaction as a direct financing arrangement. Please clarify if your recent decision to abandon future plans to repurchase the property at the end of the lease term resulted in the transactions qualifying for sales recognition using sale-leaseback accounting. If so, please tell us how you accounted for this transition and clarify your disclosures in future filings. If the option to repurchase remains a contractual provision of your agreement with the purchaser-lessor, please clarify your future disclosures accordingly.

Response:
In response to the Staff’s comments we will revise our disclosure in future filings to read as follows:

Form 10-K, page 76:
     “On May 20, 1997, the Company entered into a sale leaseback agreement with a financial institution whereby land, buildings and associated real and personal property improvements of certain manufacturing facilities were sold to the financial institution and will be leased by the Company over a sixteen-year period. This transaction has been recorded as a direct financing arrangement. During fiscal year 2008, management determined that it was not likely that the Company would purchase back the property at the end of the lease term even though the Company retains the right to purchase the property under the agreement on any semi-annual payment date in the amount pursuant to a prescribed formula as defined in the agreement. As of June 29, 2008, the balance of the note was $1.3 million, and the net book value of the related assets was $2.8 million. As of June 24, 2007, the balance of the note was $1.7 million and the net book value of the related assets was $4.2 million. Payments for the remaining balance of the sale leaseback agreement are due semi-annually and are in varying amounts, in accordance with the agreement. Average annual principal payments over the next five years are approximately $0.3 million. The interest rate implicit in the agreement is 7.84%.
     Other obligations include $0.9 million for a deferred compensation plan created in fiscal year 2007 for certain key management employees and $1.7 million in long term severance obligations.”
Note 9. Severance and Restructuring Charges, page 85
7.
Please tell us and disclose where the severance and restructuring charges disclosed in this footnote are classified on your statements of operations. We acknowledge your disclosures on page 34 that you classified $4.1 million of executive severance costs within selling, general and administrative expenses. Refer to paragraph 20.c of SFAS 146.

Response:
     In response to the Staff’s comments we will revise our disclosure in future filings to read as follows:
Form 10-K, page 85:
“Severance

On April 20, 2006, the Company re-organized its domestic business operations. Approximately 45 management level salaried employees were affected by this plan of reorganization. During fiscal year 2007, the Company recorded an additional $0.3 million for severance related to this reorganization. The severance expense is included in the restructuring expense line item in the Consolidated Statements of Operations.

On April 26, 2007, the Company announced its plan to consolidate its domestic capacity and close its recently acquired Dillon polyester facility. In accordance with the provisions of Statements of Financial Accounting Standards No. 141, Business Combinations, the Company recorded a balance sheet adjustment to book a $0.7 million assumed liability for severance in fiscal year 2007 with the offset to goodwill. Approximately 291 wage employees and 25 salaried employees were affected by this consolidation plan.

On August 2, 2007, the Company announced the closure of its Kinston, North Carolina facility. The Kinston facility produces POY for internal consumption and third party sales. In the future, the Company will purchase its commodity POY needs from external suppliers for conversion in its texturing operations. The Company will continue to produce POY in the Yadkinville, North Carolina facility for its specialty and premium value yarns and certain commodity yarns. During fiscal year 2008, the Company recorded $1.3 million for severance related its Kinston consolidation. Approximately 231 employees which included 31 salaried positions and 200 wage positions were affected as a result of this reorganization. The severance expense is included in the cost of sales line item in the Consolidated Statements of Operations.

On August 22, 2007, the Company announced its plan to re-organize certain corporate staff and manufacturing support functions to further reduce costs. The Company recorded $1.1 million for severance related to this reorganization. The severance expense is included in the restructuring expense line item in the Consolidated Statements of Operations. In addition, the Company recorded severance of $2.4 million for its former Chief Executive Officer and $1.7 million for severance related to its former Chief Financial Officer during fiscal year 2008. These additional severance expenses are included in the selling, general and administrative expense line item in the Consolidated Statements of Operations. Approximately 54 salaried employees were affected by this reorganization.

Restructuring

In fiscal year 2007, the Company recorded $2.9 million for restructuring charges related to a portion of sales and service contracts which it entered into with Dillon for continued support of the Dillon business for two years. However, after the Company announced its plan to consolidate the Dillon capacity into its other facilities, a portion of the sales and service contracts were deemed to be unfavorable.

In fiscal year 2008, the Company recorded $3.4 million for restructuring charges related to unfavorable Kinston contracts for continued services after the closing of the facility. See the Severance discussion above for further details related to Kinston.

The Company recorded restructuring charges in lease related costs associated with the closure of its polyester facility in Altamahaw, North Carolina during fiscal year 2004. In the second quarter of fiscal year 2008, the Company negotiated the remaining obligation on the lease and recorded a $0.3 million net favorable adjustment related to the cancellation of the lease obligation.

Restructuring charges are included in the restructuring line item in the Consolidated Statements of Operations for all periods presented.”
8.
Please provide us with further information regarding the unfavorable contracts disclosed on page 85. Please tell us the authoritative accounting guidance you relied upon in determining restructuring charges were necessary and explain in further detail how you computed the $2.9 million and $3.4 million restructuring charges.

Response:
Statement of Financial Accounting Standard No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”) paragraph 16 states “A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity shall be recognized and measured at its fair value when the entity ceases using the right conveyed by the contract, for example, the right to use a leased property or to receive future goods or services (hereinafter referred to as the cease-use date).”
The Company announced on April 26, 2007 its plan to close its Dillon polyester facility. As a result of this announcement, the Company evaluated all contract obligations associated with the facility and determined that one contract obligation partially included services to be rendered specifically to that facility and therefore the Company would not receive any future economic benefit from that portion of the contract once the facility was closed. As a result the Company recorded a $2.9 million restructuring charge related to that portion of the contract obligation. The contract termination date was December 2008.
The Company announced on August 2, 2007 that it was closing its Kinston, North Carolina facility. As a result of this announcement, the Company evaluated all contract obligations associated with the facility and determined that it had certain contract obligations for which the Company would not receive any future economic benefit once the facility was closed. These contracts included utilities, equipment and warehouse leases, and a site services agreement with a tenant, discussed in further detail below. The Company ceased manufacturing operations at the facility in October 2007.
At the time of the closure, a tenant operated and continued to operate a business at the site. The tenant operated under a space lease agreement and a site services agreement it had with the Company. The space lease agreement was for a nominal amount per annum since the Company benefited by sharing the costs provided under the site services agreement with the tenant. The site services agreement obligated the Company to provide certain utilities and other manufacturing related services to the tenant. The cost to provide the services was allocated to both businesses based on various cost drivers. Since the costs of providing these service operations were shared prior to the closure, the costs to continue to provide these services to the tenant after closure were in excess of the income received for rent and services and therefore the excess costs represented no future economic benefit to the Company. The site services contract expired June 30, 2008. As a result of these unfavorable contract obligations discussed herein, the Company recorded a $3.4 million restructuring charge in fiscal 2008.
Note 10. Discontinued Operations, page 86
9.
We note that you recorded a $3.2 million debt forgiveness gain during fiscal year 2008 related to your former polyester dyed facility. Please provide us with further details regarding this debt forgiveness, including where you classified the debt on your historical balance sheet.

Response:
In response to the Staff’s comment please find the following historical information related to the $3.2 million of debt forgiveness we recorded for the fiscal year 2008. On May 11, 2005, Unifi Dyed Yarns Limited (“UDYL”), a wholly owned subsidiary located in Manchester, England, was placed into liquidation under the United Kingdom’s Insolvency Act of 1986. At that time, the net liabilities of the subsidiary totaled $2.9 million. Since UDYL had historically entered into significant intercompany transactions with the Company’s other subsidiaries, the Company was concerned about a potential claim by the liquidators for preferential transfers. Accordingly, the Company determined that it was appropriate for the net liabilities, which were comprised of various obligations to third parties, to remain on UDYL’s balance sheet. The balance sheet of the subsidiary was then adjusted quarterly to reflect changes in currency exchange rates. In July 2008, the Company received a liquidator’s statement indicating that there were no secured claims and the net value of the remaining net assets was nil. As a result, the Company then determined there was no viable liability and as a result wrote off its net liability of $3.2 million including currency revaluations as forgiveness of indebtedness in the Company’s consolidated financial statements for the year ended June 29, 2008. Prior to their being written off for the year ended June 29, 2008, these liabilities were carried in the accounts payable and current maturities of long-term debt and other current liabilities line items in the Company’s historical Consolidated Balance Sheets.
Signatures, page 110
10.
Please revise your signature page and amend your filing to include the signature of your principal accounting officer. See Instruction D to Form 10-K. Also, include the signature of the Chief Financial Officer in his individual capacity, as you have done with the President and Chief Executive Officer’s and Directors’ signatures. For further information see Compliance and Disclosure Interpretation 204.07, available on our website at:
http://www.sec.gov/divisions/corpfin/guidance/exchangeactforms-interps.htm.

Response:
This is to confirm that Ronald L. Smith, the Company’s Vice President and Chief Financial Officer signed the Form 10-K and that Ronald L. Smith was, and currently is, the principal financial officer and the principal accounting officer of the Company. In all future filings, the Company will indicate the capacity in which each officer is signing the report.
Form 10-Q for the Quarterly Period Ended December 28, 2008
Note 5. Goodwill and Other Intangible Assets, Net, page 7
11.
You disclose that you performed an interim impairment analysis of your goodwill due to a significant decline in your market capitalization during the second quarter and concluded that no impairment was necessary. In light of your conclusion that goodwill was not impaired despite your market capitalization and recurring operating and net losses, please provide us with further information about the results of your latest goodwill impairment test. In your response, please quantify each reporting unit’s carrying value and calculated fair value as of your latest impairment test and provide a sensitivity analysis that shows how this fair value would fluctuate based on hypothetical changes in your assumptions and judgments. If the first step of the test identified a potential impairment, thus requiring you to perform the second step of the test, please provide us the details of your determination of the implied fair value of goodwill. In future filings, please disclose the level at which you determine your reporting units.

Response:
We have summarized the following background information in order to provide additional context related to our response to this comment.
Background
As outlined in footnote 15 of our consolidated financial statements as of June 29, 2008 and for the year then ended, our segment reporting footnote reflects two reportable segments; polyester and nylon. In accordance with the provisions of Statement of Financial Accounting Standards 142: Goodwill and Other Intangible Assets (“SFAS 142”), we determined that these reportable segments were comprised of three reporting units; domestic polyester, non-domestic polyester and nylon.
Our balance sheet at December 28, 2008 reflects $18.6 million of goodwill, all of which relates to the acquisition of Dillon Yarn Corporation in January, 2007. We previously determined that all of this goodwill should be allocated to the domestic polyester reporting unit. In accordance with the provisions of SFAS 142, we review the carrying value of our goodwill for impairment on an annual basis, unless specific circumstances indicate that a more timely review is warranted. We performed our annual impairment analysis related to the goodwill described above during the fourth quarter of fiscal 2008 and determined that no impairment of goodwill existed as of that date.

Interim Impairment Analysis

During the course of our quarter ended December 28, 2008, our market capitalization declined from approximately $296.2 million at September 28, 2008 to $159.5 million at December 28, 2008. We determined that this significant decrease in market capitalization represented a potential indicator of impairment and therefore determined that it was appropriate to perform an interim goodwill impairment analysis.

We used an income approach to estimate the fair value of each of our reporting units. The income approach uses a discounted cash flow methodology to determine fair value. This methodology recognizes value based on the receipt of future economic benefits. Key inputs to this method include a five-year free cash flow projection, an estimated discount rate, a long-term growth rate and a terminal value. This method requires us to make significant estimates and assumptions. Our judgments were based on historical experience, current market trends, and other information. The discount rate is based on a weighted average cost of capital analysis that considers industry risk, risk inherent in management’s projections and other company-specific risks. The assumed long-term growth rate was determined by considering various industry research that we believe is reliable.

While the fair value used in our impairment analysis represents what we believe to be the most probable economic outcome, it is subject to the assumptions described above. A one percent increase or decrease in the discount rate resulted in changes in fair value totaling (8%) and 9%, respectively.

Our goodwill impairment analysis was performed in accordance with the guidance set forth in paragraphs 19 and 20 of SFAS 142, which first requires a comparison of the fair value of the reporting unit to its carrying value, including goodwill. Below is a summary of the results of this testing:

Step One of Goodwill Impairment Testing	Domestic Polyester
Quarter ended December 28, 2008	Reporting Unit
(all amounts in thousands)

Indicated fair value	$243,540
Carrying value of domestic polyester reporting unit	235,503

Difference	$8,037

The following table provides a summary of the fair value and carrying value of each of the Company’s reporting units:

Summary of Reporting Units	Domestic	Non-domestic
(all amounts in thousands)	Polyester	Polyester	Nylon

Indicated fair value	$243,540	$51,417	$96,060
Carrying value	$235,503	$76,631	$70,982

The non-domestic polyester reporting unit carries no goodwill and the long-lived assets of that reporting unit have been evaluated under SFAS No. 144 with the conclusion that no impairment exists.
Based on the results of the goodwill impairment analysis and subsequent reconciliation to the Company’s market capitalization we determined that the carrying value of our goodwill was not impaired as of the end of the quarter ended December 28, 2008. The Company discussed in the Form 10-Q that given the current market conditions and fluctuations in the Company’s market capitalization, that the results of the goodwill test could change going forward and that the Company would continue to evaluate the need to perform interim impairment tests on a quarter-by-quarter basis until market conditions stabilize. Based on (1) the relatively small margin by which the fair value of the domestic polyester reporting unit exceeded its carrying value (including goodwill), and (2) the continued decline in our market capitalization during the third quarter, we determined that it was appropriate to re-evaluate the carrying value of our goodwill during the quarter ended March 29, 2009.
In connection with this third quarter interim impairment analysis, we updated our cash flow forecasts based upon our latest market intelligence, our discount rate and our market capitalization values. In February 2009, we engaged a third-party valuation expert to assist us in evaluating the carrying value of the domestic polyester reporting unit’s goodwill. Our quarterly report on Form 10-Q for the quarter ended March 29, 2009 will reflect the results of this impairment analysis.
In future filings with respect to this matter, we will provide the following disclosure:
Form 10-Q, page 7:
“Goodwill and Other Intangible Assets, Net

The Company accounts for its goodwill and other intangibles under the provisions of Statements of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 requires that these assets be reviewed for impairment annually, unless specific circumstances indicate that a more timely review is warranted. This impairment test involves estimates and judgments that are critical in determining whether any impairment charge should be recorded and the amount of such charge if an impairment loss is deemed to be necessary. In accordance with the provisions of SFAS 142, the Company determined that its reportable segments are comprised of three reporting units: domestic polyester, non-domestic polyester and nylon. As a result of the significant decline in the Company’s market capitalization during the second quarter, the

Company determined that it was appropriate to perform an interim impairment analysis. Accordingly, the Company conducted an impairment test of its goodwill during the second quarter of fiscal year 2009 and concluded that no impairment was necessary.”

Note 8. Investments in Unconsolidated Affiliates, page 8
12.
You disclose that you did not record your share of equity losses in YUFI for the year-to-date period ended December 28, 2008 since the carrying value of your investment reflects the lower fair value of $9 million after impairment charges. Please tell us how your discontinuance of the equity method complies with authoritative accounting guidance.

Response:
We have summarized the following background information in order to provide additional context related to our response to this comment.
Background
On June 10, 2005, the Company and Sinopec Yizheng Chemical Fiber Co., Ltd. (“YCFC”) entered into an Equity Joint Venture Contract (“the JV Contract”), to form Yihua Unifi Fibre Company Limited (“YUFI”) to manufacture, process and market polyester filament yarn in YCFC’s facilities in China. Under the terms of the JV Contract, each company owns a 50% equity interest in YUFI. The joint venture transaction closed on August 3, 2005, and accordingly, the Company contributed to YUFI its initial capital contribution of $15.0 million in cash on August 4, 2005. On October 12, 2005, the Company transferred an additional $15.0 million to YUFI to complete the capitalization of the joint venture. During the period from August, 2005 (inception) until May, 2008 YUFI had cumulative losses of $36.6 million.
YUFI’s board was made up of six seats (three seats per partner) and both partners had the right to appoint four members of the senior staff. One of the senior staff that the Company had the right to appoint was the General Manager who was primarily responsible for the operating activities of YUFI, and YCFC had the right to appoint the Vice General Manager.
From August through October 2007, the Company experienced significant changes in its executive management and board positions. As a result, a new leadership team at the Company emerged which was committed to redefining the path to profitability for YUFI. From November 2007 to February 2008, members of the Company’s leadership team went to China to assess the business and concluded that the reason YUFI could not reach profitability was due its inability to manufacture a sufficient percentage of acceptable, quality textured polyester that could be used in specialty and premier value added products.
In February 2008, the Company’s management met with YCFC’s management to discuss the future of YUFI. YCFC’s management wanted to continue operating YUFI on an “as is” basis which would require the partners to fund the operating losses with an additional $10.0 million in capital contributions, each. YCFC’s management was strongly opposed to the Company’s proposal to downsize YUFI. Due to the impasse, the Company’s options were to either go along with YCFC’s plan to increase capital contributions to YUFI or exit YUFI through a put option provided in the JV Contract. In May 2008, the Company started the process of exercising its put option right pursuant to the JV Contract by issuing a formal deadlock notice to YCFC, with the “deadlocked” matter being the strategic direction and size of YUFI going forward. YCFC responded to the deadlock notice by requesting that the Company delay the process of exercising its put option in exchange for agreeing to enter into negotiations for YCFC to purchase the Company’s interest in YUFI.
In July 2008, the Company reached an agreement in principal with YCFC to sell its 50% ownership interest in YUFI to YCFC for $10 million, pending final negotiation and execution of definitive agreements. The internal YCFC and external governmental approval process was expected to take two to three months. The agreement provided for YCFC to immediately take over operating control of YUFI, regardless of the timing of the final approvals and closure of the equity sale transaction. As a result, effective August 1, 2008, the Company gave up one of its senior staff appointees and YCFC appointed its own designee as General Manager of YUFI, who assumed full responsibility for the operating activities of YUFI at that time.
In connection with this process, the Company initiated a review of the carrying value of its investment in YUFI in accordance with the provisions of paragraph 19(h) of Accounting Principles Board Opinion 18 “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”) during the fourth quarter of fiscal 2008 and determined that an other-than-temporary impairment totaling $6.4 million had been incurred. The Company appropriately reflected this impairment charge in its results of operations for the year ended June 29, 2008.
In December 2008, the Company renegotiated the proposed agreement to sell its interest in YUFI to YCFC for $9.0 million, pending final approval by the appropriate authorities and execution of definitive agreements and recorded an additional impairment charge.
On April 1, 2009, the Company issued a press release (and filed a Form 8-K) announcing the consummation of the sale of its interest in YUFI to YCFC for proceeds totaling $9.0 million.
Loss of ability to significantly influence the operations of YUFI
As a result of the agreement with YCFC, the Company lost its ability to influence the operations of YUFI commencing in the first quarter of fiscal 2009, even though it still retained three seats on the YUFI board. There were no official YUFI board meetings from July 2008 until closing of the sale in March 2009 and during this time, YCFC made unilateral changes impacting the operations of YUFI, without consulting the Company. Such changes included adjustments to production capacity, staffing levels and compensation structures and renegotiated debt agreements. The Company was notified as these changes occurred, but was not consulted for prior approval or consent. Since the equity interest sales price was fixed, subject to final approval of various regulatory bodies, YCFC operated YUFI unilaterally as YCFC would bear the consequences of the results of any changes it made to YUFI.
Evaluation of Authoritative Accounting Guidance
From the period of inception until June 29, 2008 the Company accounted for its investment in YUFI in accordance with the APB 18 using the equity method of accounting. Paragraph 17 of APB 18 states the following with respect to the equity method of accounting for an investment in common stock:
The Board concludes that the equity method of accounting for an investment in common stock should also be followed by an investor whose investment in voting stock gives it the ability to exercise significant influence over operating and financial policies of an investee even though the investor holds 50% or less of the voting stock.
The Company believes it lost its ability to exercise significant influence over the operating and financial policies of YUFI during the first quarter of fiscal year 2009 as discussed above. The Company refers further to paragraph 17 of APB 18 which states the following with respect to the ability to exercise significant influence over the operating and financial policies of the investee:
Ability to exercise that influence may be indicated in several ways, such as representation on the board of directors, participation in policy making processes, material intercompany transactions, interchange of managerial personnel, or technological dependency. Another important consideration is the extent of ownership by an investor in relation to the concentration of other shareholdings, but substantial or majority ownership of the voting stock of an investee by another investor does not necessarily preclude the ability to exercise significant influence by the investor. The Board recognizes that determining the ability of an investor to exercise such influence is not always clear and applying judgment is necessary to assess the status of each investment. In order to achieve a reasonable degree of uniformity in application, the Board concludes that an investment (direct or indirect) of 20% or more of the voting stock of an investee should lead to a presumption that in the absence of evidence to the contrary an investor has the ability to exercise significant influence over an investee. Conversely, an investment of less than 20% of the voting stock of an investee should lead to a presumption that an investor does not have the ability to exercise significant influence unless such ability can be demonstrated.
Paragraph L of APB 18 states further that:
An investment in voting stock of an investee company may fall below the level of ownership described in paragraph 17 from sale of a portion of an investment by the investor, sale of additional stock by the investee, or other transaction and the investor may thereby lose the ability to influence policy, as described in that paragraph. An investor should discontinue accruing its share of earnings or losses of the investee for an investment that no longer qualifies for the equity method. The earnings or losses that relate to the stock retained by the investor and that were previously accrued should remain as part of the carrying value of the investment. The investment should not be adjusted retroactively under the conditions described in the paragraph.
We also note that the paragraph 19(h) of APB 18 states the following with respect to “other-than-temporary impairment”:
A loss in value of an investment which is other than a temporary decline should be recognized. Evidence of a loss in value might include, but would not necessarily be limited to, absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity which would justify the carrying amount of the investment. A current fair value of an investment that is less than its carrying amount may indicate a loss in value of the investment. However, a decline in the quoted market price below the carrying amount or the existence of operating losses is not necessarily indicative of a loss in value that is other than temporary. All are factors to be evaluated.
Based on this authoritative accounting guidance, we recorded an other-than-temporary impairment on our investment in YUFI totaling $6.4 million during the fourth quarter of fiscal 2008. During the second quarter of fiscal 2009 the Company recorded an additional impairment charge of $1.5 million (of which approximately $0.5 million related to certain disputed accounts receivable) since the fair value of its investment, as determined by the re-negotiated equity interest sales price, was lower than carrying value.
In the first quarter of fiscal 2009, the Company ceased to record its share of losses and in the second quarter of fiscal 2009 recorded an impairment charge on its investment in YUFI based on the authoritative guidance provided by APB 18. Other factors that were considered in evaluating our conclusion are as follows:
•
The sale of our interest in YUFI was consummated on March 30, 2009 for proceeds totaling $9.0 million. Since the carrying value of YUFI had been adjusted to the anticipated proceeds arising from the sale, we recorded no gain or loss upon the completion of the disposal of YUFI.

•
To the extent that the Company had recorded losses incurred by YUFI during the period from June 30, 2008 to March 29, 2009, it would have reflected a gain on disposal in the fourth quarter of fiscal 2009 (essentially offsetting the equity losses that would have been recorded during the nine months ended March 29, 2009).

•
Our inability to influence the policy decisions of YUFI was further influenced by our primary dependence on YCFC to drive the regulatory approval process required to consummate the sale of our interest in YUFI.

•	We appropriately disclosed our decision to reflect the carrying value of YUFI at its estimated fair value.

The Company appreciates the comments of the SEC in assisting us in the Company’s compliance with the applicable disclosure requirements and enhancement in the overall disclosure in its filings. We further acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.
The goal and philosophy of the Company is, and has been in the past, to provide the public with effective, materially accurate and consistent financial reporting and disclosures. Questions or requests for additional information may be directed to me at (336) 316-5545. Thank you for your attention to this matter.

Very truly yours,

/s/ RONALD L. SMITH

Ronald L. Smith Unifi, Inc. Vice President and Chief Financial Officer